Exhibit 99.1

Mountain Province Diamonds Results of Third Diamond Sale of 2018

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, April 18, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results of its recently completed third diamond sale of 2018.

The results of the third tender sale, with preceding sale results for comparative context, are summarized as follows:

	2017-H1 Sales 1-5	2017-Q3 Sales 6-7	2017-Q4 Sales 8-10	2018 Feb Sale 1	2018 Mar Sale 2	2018 Apr Sale 3
Tender Sale Proceeds (USD million)	71.5	48.0	59.3	27.3	25.1	26.4
Carats Sold ('000s)	892	753	1,005	351	177[3]	451
Value per Carat (USD)[1]	80	64	59	78	142	59[4]
Normalized Value per Carat (USD)[2]	75	78	66	85	80	80

[1]	Diamonds sold at individual sale events will not directly reflect run-of-mine production from specific processing periods. The timing of the sale of some goods may be accelerated or deferred for tactical marketing purposes. Realized average value per carat is also impacted by the binary nature of the fancies and specials bidding process within each production split, conducted approximately every five weeks with the Company's joint venture partner, De Beers Canada Inc. The winning party of each fancies and specials bid then markets 100% of those diamonds.
[2]	Normalized to adjust for goods accelerated or deferred, and to include fancies and specials acquired through bid by De Beers Canada Inc.
[3]	For 2018, due to scheduling logistics there will only be nine production splits. The first split occurred in early February and is supplying the bulk of the goods offered in both of Sales 2 and 3 of 2018. Carat volumes in Sale 2 were accordingly lower than typical, with the balance to be caught up in subsequent 2018 sales. There will still be a total of ten tender sales in 2018.
[4]	As was noted would be the case in the commentary on the second sale, the value per carat realized in Sale 3 is lower than typical as certain fancies and specials that would otherwise have been scheduled for this Sale 3 were accelerated and sold in Sale 2.

Market conditions leading up to this third sale were consistent with those experienced during the first two sales of the year.  Prices in the larger, better quality goods were stable to firmer, while those for smaller lower-quality goods softened slightly consistent with seasonal expectations.  In general, conditions were firmer through the first quarter of 2018 than those experienced in the opening quarters of recent years.  Customer participation continued to be robust, with 171 companies attending the tender and an average of 12.9 bids received per lot.

Said Reid Mackie, the Company's Vice President Diamond Marketing, "This represents a solid outcome for our third sale of the year.  We are encouraged to see high demand levels maintained at our tender process, and the underpinning of price gains we achieved at sales during this past quarter."

To more meaningfully relate prices realized at sale events to production results, the Company also provides the following table:

Production Period[3]	H1 2017	Q3 2017	Oct 2017	Nov 2017	Dec 2017	Jan 2018	Feb 2018

Sale in Which Goods Were Primarily Sold	3 to 7 & Partial 8	Partial 8 to 10	1	1	2 & 3	2 & 3	n/a2
Tonnes Processed (100%) ('000s)	1,259	823	263	236	194	327	217
Recovered Grade (carats per tonne)	1.97	2.22	2.40	2.22	2.42	1.89	2.05
Carats Recovered (100%) ('000s)	2,481	1,825	632	525	470	618	444
Carats Recovered (49% share) ('000s)	1,216	894	310	230	257	303	218
Attributed Value per Tonne in CAD[1]	183	172	214[3]	198	212	167	n/a2

[1]	Attributed Value per Tonne has been determined based on realized sale results, with any accelerated or deferred goods adjusted to their period of production, reflecting only the Company's 49% share of all diamonds including fancies and specials.
[2]	Not applicable as goods from this production period have not yet been sold.
[3]	Total figures may differ slightly from the sum of monthly figures due to the effects of rounding.

Production statistics for the full first quarter of 2018 are anticipated to be released on April 24, 2018.

Said David Whittle, the Company's Interim President and Chief Executive Officer, "We are very pleased with the results of this sale.  Exceeding our expectations, they indicate a positive year-on-year firming trend within diamond markets generally."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/18/c1376.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:48e 18-APR-18